Sun Life Financial sells Chilean investment

Toronto, ON - - August 12, 2005 - - Sun Life Financial Inc. (NYSE, TSX: SLF) announced today that it had reached agreement in principle to sell its 31.72% investment in Administradora de Fondos de Pensiones Cuprum S.A. to Empresas Penta S.A. for approximately $120 million in cash. The sale is expected to be completed in August.

“This sale reflects our continued focus on building a sustainable presence in markets in which we choose to compete, and exiting those markets where we do not have a meaningful presence,” said Donald A. Stewart, Chief Executive Officer, Sun Life Financial. “Our ownership position in Cuprum was not a core strategic asset and this sale will allow us to redeploy the capital more effective ly within Sun Life Financial.”

As a result of this transaction, Sun Life Financial expects to take a charge to earnings of approximately $45 million in the third quarter of 2005, arising from the depreciation of the Chilean peso against the Canadian dollar since the interest was acquired in 1998. The currency loss has previously been reflected in the equity of Sun Life Financial and therefore this charge will have minimal effect on the consolidated capital position of the Company.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2005, the Sun Life Financial group of companies had total assets under management of $377 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures are in Canadian dollars.

For more information:

Tom Reid

Vice-President, Public & Investor Relations Tel: 416-979-4197